UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of May 2014

001-36345
(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

8 Shaul Hamelech Blvd.

Amot Hamishpat Bldg.

Tel Aviv 6473307, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____

EXPLANATORY NOTE

This Form 6-K contains the quarterly report of Galmed Pharmaceuticals Ltd. (the “Company”), which includes the Company’s unaudited condensed consolidated financial statements for the three months ended March 31, 2014, together with related information and certain other information. The Company is not subject to the requirements to file quarterly or certain other reports under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended. The Company does not undertake to file or cause to be filed any such reports in the future, except to the extent required by law.

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FINANCIAL INFORMATION

Financial Statements

GALMED PHARMACEUTICALS LTD.
(A development stage company)
Condensed Consolidated Balance Sheets
U.S. Dollars in thousands, except share data and per share data

	Successor	Predecessor
	As of March 31, 2014	As of December 31, 2013
	Unaudited	Audited
Assets
Current Assets
Cash and cash equivalents	$39,769	$137
Other accounts receivable	94	16
Total current assets	39,863	153

Property and equipment, net	18	13

Total assets	$39,881	$166

Liabilities and Stockholders' Deficiency

Current liabilities
Trade payables	$1,100	$1,355
Other accounts payable	398	334
Total current liabilities	1,498	1,689

Long-term liabilities
Related parties	430	428
Total long-term liabilities	430	428

Stockholders' equity (deficiency):
Ordinary shares par value NIS 0.01 per share; Authorized 50,000,000; Issued and outstanding: 11,100,453 shares as of March 31, 2014	32	-
Ordinary shares par value $1 per share; Authorized 50,000 shares; Issued and outstanding: 9,739 shares as of December 31, 2013	-	10
Additional paid-in capital	67,724	25,681
Deficit accumulated during the development stage	(29,803)	(27,642)
Total stockholders' equity (deficiency)	37,953	(1,951)

Total liabilities and stockholders' equity	$39,881	$166

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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GALMED PHARMACEUTICALS LTD.
(A development stage company)
Condensed Consolidated Statements of Operations

U.S. Dollars in thousands, except share data and per share data

	Successor	Predecessor				Predecessor and Successor (*)
	Period from February 3 to March 31, 2014	Period from January 1 to February 2, 2014		Three months ended March 31, 2013		Cumulative from September 11, 2000 (date of inception) to March 31, 2014
	Unaudited	Unaudited		Unaudited		Unaudited
Research and development expenses	$1,001		$501		$454	$16,464
General and administrative expenses	519		114		139	10,308
Capital loss	-		-		10	10
Total operating expenses	1,520		615		603	26,782
Financial expenses, net	17		9		4	2,992
Loss before income taxes	1,537		624		607	29,774
Income taxes	-		-		-	29
Net loss	$1,537		$624		$607	$29,803

Basic and diluted net loss per share	$0.18		$0.09		$0.12
Weighted average number of shares outstanding used in computing basic and diluted net loss per share	8,434,801	(**)	7,099,731	(**)	4,995,837

(*) The cumulative net loss relating to the Predecessor from September 11, 2000 (date of inception) to February 2,2014 (date of the Reorganization) was $28,266.

(**) Retroactively adjusted to reflect the 729:1 share split, which occurred upon the consummation of the Reorganization.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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GALMED PHARMACEUTICALS LTD.
(A development stage company)
Condensed Statements of Changes in Stockholders' Equity

U.S. Dollars in thousands, except share data and per share data

				Deficit
				accumulated
			Additional	during the
	Ordinary shares		paid-in	development
	Shares	Amount	capital	stage	Total
	(Unaudited)
Predecessor Balance - December 31, 2013	9,739	$10	$25,681	$(27,642)	$(1,951)
Stock based compensation	-	-	40	-	40
Net loss	-	-	-	(624)	(624)
Predecessor Balance - February 2, 2014	9,739	10	25,721	(28,266)	(2,535)
Successor
Reorganization and stock split (*)	7,099,731	20	25,711	(28,266)	(2,535)
Issuance of ordinary shares in February 2014	560,224	2	1,998	-	2,000
Issuance of ordinary shares upon initial public offering, net in March 2014 (**)	3,263,010	9	39,847	-	39,856
Cashless exercise of options	177,488	1	(1)	-	-
Stock based compensation	-	-	169	-	169
Net loss	-	-	-	(1,537)	(1,537)
Successor Balance – March 31, 2014	11,100,453	$32	$67,724	$(29,803)	$37,953

(*) See also Note 1.

(**) Net of offering costs in the amount of $4,204.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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GALMED PHARMACEUTICALS LTD.
(A development stage company)
Condensed Statements of Changes in Stockholders' Equity

U.S. Dollars in thousands, except share data and per share data

Predecessor and Successor - Cumulative from September 11, 2000 (date of inception) to March 31, 2014

			Additional
	Ordinary shares		paid-in	Capital	Accumulated
	Shares	Amount	capital	note	deficit	Total
	(Unaudited)
Share issuance upon formation of the Company	5,150	$5	$645	$-	$-	$650
Conversion of loans into ordinary shares in 2005	84	(*)	193	-	-	193
Conversion of loans into ordinary shares in 2007	92	(*)	212	-	-	212
Conversion of loans into ordinary shares in 2008	1,527	2	3,189	-	-	3,191
Stock based compensation	-	-	11,268	-	-	11,268
Capital note in 2011	-	-	-	52	-	52
Capital note in 2012	-	-	-	3,672	-	3,672
Conversion of loans into ordinary shares in 2013	1,408	1	6,541	-	-	6,542
Conversion of capital notes in 2013	1,432	2	3,722	(3,724)	-	-
Issuance of ordinary shares in 2013	46	(*)	120	-	-	120
Stock split upon Reorganization (**)	7,089,992	10	(10)	-	-	-
Issuance of ordinary shares in 2014	560,224	2	1,998	-	-	2,000
Issuance of ordinary shares upon IPO, net in 2014 (***)	3,263,010	9	39,847	-	-	39,856
Cashless exercise of options	177,488	1	(1)	-	-
Net loss for the period	-	-	-	-	(29,803)	(29,803)
Balance as of March 31, 2014	11,100,453	$32	$67,724	$-	$(29,803)	$37,953

(*) Less than $1.

(**) See also Note 1.

(***) Net of offering expenses in the amount of $4,204.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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GALMED PHARMACEUTICALS LTD.
(A development stage company)
Condensed Consolidated Statements of Cash Flows

U.S. Dollars in thousands, except share data and per share data

	Successor	Predecessor		Predecessor and Successor (**)
	Period and cumulative from February 3 to March 31, 2014	Period from January 1 to February 2, 2014	Three months ended March 31, 2013	Cumulated from September 11, 2000 (date of inception) to March 31, 2014
	Unaudited	Unaudited	Unaudited	Unaudited
Cash Flows from Operating Activities
Net loss for the year	$(1,537)	$(624)	$(607)	$(29,803)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1	1	1	23
Capital loss	-	-	10	10
Non-cash financial expenses due to convertible notes modification	-	-	-	2,878
Stock based compensation expense	169	40	51	11,268
Changes in operating assets and liabilities:
Decrease (increase) in other accounts receivable	(352)	274	1	(94)
Increase (decrease) in trade payables	(495)	240	62	1,100
Increase (decrease) in other accounts payable	(228)	292	20	384
Increase in related party	1	1	11	444
Net cash provided by (used in) operating activities	(2,441)	224	(451)	(13,790)

Cash Flows from Investing Activities
Purchase of property and equipment	(7)	-	(5)	(67)
Proceed from sale of negotiable securities	-	-	-	85
Purchase of negotiable securities	-	-	-	(85)
Proceeds from sale of property and equipment	-	-	16	16
Net cash provided by (used in) investing activities	(7)	-	11	(51)

Cash Flows from Financing Activities
Receipt of short term loan from bank	-	-	-	26
Repayments of short term loan from bank	-	-	(20)	(26)
Receipt of convertible notes	-	-	-	7,260
Issuance of a capital note	-	-	-	3,724
Issuance of ordinary shares	2,000	-	-	2,770
Issuance of ordinary shares upon IPO, net (*)	39,856	-	-	39,856
Net cash provided by (used in) financing activities	41,856	-	(20)	53,610

Increase (decrease) in cash and cash equivalents	39,408	224	(460)	39,769
Cash and cash equivalents at the beginning of the Period	361	137	718	-
Cash and cash equivalents at the end of the Period	$39,769	$361	$258	$39,769

Non cash activity:
Conversion of convertible loans into ordinary shares	-	-	-	$10,138
Conversion of capital note into ordinary shares	-	-	-	$3,724

(*)	Net of offering expenses in the amount of $ 4,204.
(**)	The Predecessor's cumulative increase in cash and cash equivalents from September 11, 2000 (date of inception) to February 2, 2014 (date of the Reorganization) was $361.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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GALMED PHARMACEUTICALS LTD.
(A development stage company)
Notes to Condensed Consolidated Financial Statements

U.S. Dollars in thousands, except share data and per share data

Note 1 –Basis of presentation

Galmed Pharmaceuticals Ltd. (the “Company” or the “Successor”), an Israeli company, was formed on July 31, 2013. On February 2, 2014, upon a pre-ruling from the Israeli Tax Authorities, the Company underwent a reorganization (the "Reorganization"), pursuant to which all of Galmed Holdings Inc.'s business, including its subsidiary's shares and net assets, was transferred to the Company. This Reorganization is considered a restructuring under common control in which the Company is the successor and Galmed Holdings Inc. (which was owned by the same shareholders that owned the Company in the same holding percentage as of the date of the Reorganization) is the predecessor (the "Predecessor").

These condensed unaudited interim consolidated financial statements have been prepared as of March 31, 2014 and for the three-month period then ended. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. These condensed unaudited interim consolidated financial statements should be read in conjunction with the audited financial statements and the accompanying notes of the Predecessor for the year ended December 31, 2013 that are included in the Company's Registration Statement on Form F-1, initially filed with the Securities and Exchange Commission on February 6, 2014 and declared effective on March 12, 2014. The results of operations presented are not necessarily indicative of the results to be expected for future quarters or for the year ending December 31, 2014.

Note 2- Summary of significant accounting policies

The significant accounting policies that have been applied in the preparation of the condensed unaudited consolidated interim financial statements are identical to those that were applied in preparation of the Predecessor’s most recent annual financial statements.

Note 3 - Stockholders' Equity

A.	On February 3, 2014, the Company entered into a share purchase agreement with certain of its shareholders and new investors, pursuant to which the Company issued to such existing shareholders and new investors 560,224 ordinary shares, par value NIS 0.01 per share, at a price per share of $3.57, for a total consideration in the amount of approximately $2,000.

B.	On March 12, 2014, the Company completed an initial public offering (the "IPO") and listed its ordinary shares on the NASDAQ Capital Market under the ticker-symbol “GLMD”. In the IPO, the Company issued under 3,263,010 shares, par value NIS 0.01 per share, for a total consideration of approximately $39,856, which is net of offering costs in the amount of $4,204.

C.	During 2012, the Predecessor granted options (the "Old Options") to purchase 331 of its ordinary shares, par value $1.00 per share, to the chairman of its Board of Directors. In connection with the Reorganization, the Company granted the chairman of the Board of Directors options (the "New Options") to purchase 241,299 of its ordinary shares, par value NIS 0.01 per share, to replace the Old Options (on a 729:1 basis as a result of a reverse share split of the Company’s ordinary shares in connection with the Reorganization). The terms and conditions for the New Options were the same as for the Old Options, except the exercise price was reduced to $3.57 accordingly. On March 12, 2014, upon the IPO, the chairman exercised the New Options by way of a cashless exercise into 177,488 ordinary shares of the Company based upon the initial public offering price of $13.50 per share.

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GALMED PHARMACEUTICALS LTD.
(A development stage company)
Notes to Condensed Consolidated Financial Statements

U.S. Dollars in thousands, except share data and per share data

Note 3 - Stockholders' Equity (Cont.)

D.	In February 2014, the Company granted options to purchase 8,583 of its ordinary shares, par value NIS 0.01 per share, to a member of the Board of Directors. The options are fully vested and expire in September 2023. The exercise price is $3.57 per share and the fair value of such options at the grant date was $95.

E.	In February 2014, the Company granted options to purchase either 26,240 or 69,973 (based upon the occurrence of several performance-based conditions) of its ordinary shares, par value NIS 0.01 per share, to a consultant. The option vesting period depends on the occurrence of several performance-based conditions, as set forth in the agreement signed by the parties. The fair values of the 26,240 and 69,973 options were $314 and $838, respectively. As of March 31, 2014, the Company estimated that the performance-based conditions set forth in the agreement would not be met and accordingly did not record expenses due to the options.

F.	In March 2014, the Company granted options to purchase 17,166 of its ordinary shares, par value NIS 0.01 per share, to a member of the Board of Directors. The options vest over three years and expire in September 2023. The exercise price is $3.57 per share and the fair value of such options at the grant date was $190. As of March 31, 2014, none of such options were vested.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our Registration Statement on Form F-1 (File No. 333-193792), initially filed on February 6, 2014 and declared effective on March 12, 2014, as amended, or the Registration Statement, and our interim financial statements and accompanying notes to such financial statements. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below under “Cautionary Note Regarding Forward-Looking Statements” and elsewhere in this report, as well as those set forth under the same heading and the heading “Risk Factors” in the Registration Statement.

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements about our expectations, beliefs or intentions regarding, among other things, our product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by us with the Securities and Exchange Commission, or the SEC, press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below:

•	U.S. Food and Drug Administration, or FDA, approval of, or other regulatory action with respect to, our product candidate, aramchol;

•	the commercial launch and future sales of aramchol or any other future products or product candidates;

•	our ability to achieve favorable pricing for aramchol;

•	our expectations regarding the commercial market of Non-Alcoholic Steato-Hepatitis, or NASH, in patients who also suffer from obesity and insulin resistance and our expectations regarding the commercial market of patients with cholesterol gallstones;

•	third-party payor reimbursement for aramchol;

•	our estimates regarding anticipated capital requirements and our needs for additional financing;

•	patient market size and market adoption of aramchol by physicians and patients;

•	the timing, cost or other aspects of the commercial launch of aramchol;

•	the timing and cost of Phase IIb and Phase III trials for aramchol or whether such trials will be conducted at all;

•	completion and receiving favorable results of Phase IIb and Phase III trials for aramchol;

•	the development and approval of the use of aramchol for additional indications or in combination therapy; and

•	our expectations regarding in-licensing, acquisitions and strategic operations.

We believe these forward-looking statements are reasonable; however, these statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in the Registration Statement in greater detail under the heading “Risk Factors” and elsewhere in the Registration Statement and this report. Given these uncertainties, you should not rely upon forward-looking statements as predictions of future events.

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All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in this report. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

Overview

We are an emerging clinical-stage biopharmaceutical company primarily focused on the development and commercialization of novel therapeutics to treat liver diseases and cholesterol gallstones utilizing our proprietary family of synthetic fatty-acid/bile-acid conjugates, or FABACs. Our product candidate, aramchol, has the potential to be a disease modifying treatment for fatty liver disorders, specifically NASH, which we believe constitutes a large unmet medical need.

We have successfully completed three clinical trials of aramchol. During the second half of 2014, we intend to begin a multi-center, double-blind, randomized Phase IIb placebo-controlled clinical trial of aramchol in NASH patients who are overweight or obese, and who also suffer from Type II Diabetes or elevated fasting glucose levels. Our current regulatory path for the development of aramchol for NASH is in accordance with the study design recommended by the United Kingdom’s Medicines and Healthcare Products Regulatory Agency, which has been deemed acceptable or satisfactory, respectively, by two European medical agencies, Germany’s Bundesinstitut für Arzneimittel und Medizinprodukte and France’s Agence Nationale de Sécurité du Médicament et des Produits de Santé. These two agencies have confirmed that if successful, this Phase IIb trial may serve as a basis for Phase III pivotal trials of aramchol. If the Phase III trials are completed successfully, we intend to seek regulatory approval of aramchol for the treatment of NASH in the United States and Europe. We currently expect results from the Phase IIb trial to be available in the second half of 2016. During this Phase IIb trial and once 120 patients complete six months of treatment, we intend to conduct an interim analysis of the efficacy of aramchol based on a reduction in liver fat as measured by Nuclear Magnetic Resonance Spectroscopy and the safety of aramchol based on the observation of clinical adverse events and blood safety tests. We currently expect results from such interim analysis to be available in the second half of 2015. We also currently plan to conduct, but provide no assurance that we will conduct, a Phase IIa proof-of-concept clinical trial of aramchol for the treatment of cholesterol gallstones. To date, we have not generated revenue from the sale of any product, and we do not expect to generate any significant revenue unless and until we commercialize aramchol. As of March 31, 2014, the company had a deficit of approximately $29.8 million.

Our financing activities are described below under “Liquidity and Capital Resources”. Obtaining approval of a New Drug Application from the FDA and a Marketing Authorization Application from the European Medicines Agency, or the EMA, or other similar application is an extensive, lengthy, expensive and uncertain process, and the FDA, EMA and other regulatory agencies may delay, limit or deny approval of our product.

Financial Overview

Since inception, we have incurred significant losses in connection with our research and development. At December 31, 2013, we had an accumulated deficit of $27.6 million and at March 31, 2014, we had an accumulated deficit of $29.8 million. We will continue to incur operating losses, which may be substantial over the next several years, and we may need to obtain additional funds to further develop our research and development programs.

Since inception, we have not generated any revenue. We have funded our operations primarily through the sale of equity and debt securities in private equity offerings and debt financings in Israel to our affiliates, shareholders and third-party investors, and as of March 18, 2014, through the sale of our ordinary shares in our initial public offering. As of March 31, 2014, we had $39.8 million in cash and cash equivalents and an accumulated deficit of approximately $29.8 million. Although we provide no assurance, we believe that such existing funds and the proceeds from our initial public offering will be sufficient to continue our business and operations as currently conducted through 2017.

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Business Developments

During the first quarter of 2014, we had the following major developments:

•	On February 2, 2014, we underwent a reorganization, or the Reorganization, pursuant to which all of the business, including the intellectual property of our predecessor, Galmed Holdings Inc., was transferred to us. The group of companies under which the Company operated from 2000 until February 2, 2014, or the Group, was reorganized by share transfers and asset transfers, resulting in the Company as the parent company and substantially 100% equity-owner of the following companies: (1) Galmed Research and Development Ltd., or GRD, a newly formed Israeli company, which holds all of the Group’s intellectual property, including the Company’s patent portfolio; (2) Galmed International Limited, or GIL, which may provide research and development services to GRD on a cost plus basis; and (3) Galmed 2000 Inc., which is an inactive company that we expect to liquidate at or following the end of 2015. GIL holds Galmed Medical Research Ltd., which will become an inactive company before the end of 2014. In connection with the Reorganization, we obtained a pre-ruling from the Israeli Tax Authority which includes certain restrictions and limitations, including with respect to the transfer of our intellectual property and our ordinary shares and options during a two-year period following the completion of the initial public offering.

•	On February 3, 2014, we entered into the Share Purchase Agreement pursuant to which we issued to existing shareholders and new investors an aggregate of 560,224 ordinary shares at a price per share of $3.57, or an aggregate investment amount of $2.0 million.

•	On March 18, 2014, we consummated our initial underwritten public offering of our ordinary shares pursuant to the Registration Statement, or our initial public offering. We received net proceeds from the sale of our ordinary shares in our initial public offering, after deducting underwriting discounts, commissions and other estimated offering expenses, of approximately $39.9 million.

Since the end of the first quarter of 2014 (subsequent to the balance sheet date), we had the following major development:

•	On April 28, 2014, we commenced patient screening for pharmacokinetic, or PK, and food effect studies of aramchol. In written correspondence from December 2013 regarding a requested pre-Investigational New Drug application meeting, the U.S. Food and Drug Administration recommended that we conduct such studies prior to commencing our planned Phase IIb clinical trial of aramchol for the treatment of NASH. We are conducting the study at the Sourasky Medical Center in Tel Aviv, Israel. The studies are designed for the enrollment of 66 healthy male volunteers who will receive the same two doses of aramchol that we propose to use in our planned Phase IIb clinical trial. We expect the studies to also provide additional safety data to further support existing safety data from our prior pre-clinical studies and Phase I and Phase IIa clinical trials of aramchol. We anticipate completing the studies by the end of the third quarter of this year but provide no assurance that we will do so. Following the completion of the PK and food effect studies, we currently plan to initiate our Phase IIb clinical trial of aramchol in Europe and Israel in the fourth quarter of this year.

Costs and Operating Expenses

Our current costs and operating expenses consist of three components: (i) research and development expenses; (ii) general and administrative expenses; and (iii) capital loss (primarily from the disposal of property and equipment).

Research and Development Expenses

Our research and development expenses consist primarily of outsourced development expenses, salaries and related personnel expenses and fees paid to external service providers, patent-related legal fees, costs of preclinical studies and clinical trials, drug and laboratory supplies and costs for facilities and equipment. We charge all research and development expenses to operations as they are incurred. We expect our research and development expense to remain our primary expense in the near future as we continue to develop our products. Increases or decreases in research and development expenditures are attributable to the number and/or duration of the preclinical and clinical studies that we conduct.

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We expect that a large percentage of our research and development expense in the future will be incurred in support of our current and future preclinical and clinical development projects. Due to the inherently unpredictable nature of preclinical and clinical development processes, we are unable to estimate with any certainty the costs we will incur in the continued development of aramchol for NASH and other indications in our pipeline for potential commercialization. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We expect to continue to test our product candidate in preclinical studies for toxicology, safety and efficacy, and to conduct additional clinical trials for our product candidate.

While we are currently focused on advancing our product development, our future research and development expenses will depend on the clinical success of our product candidate, as well as ongoing assessments of the candidate’s commercial potential. As we obtain results from clinical trials, we may elect to discontinue or delay clinical trials for our product candidate in certain indications in order to focus our resources on more promising indications for such product candidate. Completion of clinical trials may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a product candidate.

We expect our research and development expenses to increase in the future from current levels as we continue the advancement of our clinical product development and to the extent we in-license new product candidates. The lengthy process of completing clinical trials and seeking regulatory approval for our product candidate requires the expenditure of substantial resources. Any failure or delay in completing clinical trials, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations. Because of the factors set forth above, we are not able to estimate with any certainty when we would recognize any net cash inflows from our projects.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for employees in executive and operational roles, including accounting, finance, legal, investor relations, information technology and human resources. Our other significant general and administrative expenses include facilities costs (including, the rental expense for our offices in Tel Aviv, Israel and our recently sub-leased office in New York, New York), professional fees for outside accounting and legal services, travel costs, insurance premiums and depreciation.

We expect our general and administrative expenses, such as accounting and legal fees, to increase as we grow and operate as a public company, and we expect increases in the number of our executive, accounting and administrative personnel due to the anticipated growth of our company.

Financial Expenses, Net

Our financial expense consists of bank fees and loan interest, resulting from the modification of convertible notes. We do not have, and for the last two fiscal years, have not had financial income.

Results of Operations

The table below provides our results of operations (which reflect the results of operations of GHI, our predecessor, prior to the Reorganization) for the quarter ended March 31, 2014 as compared to the quarter ended March 31, 2013.

	Quarter ended March 31,
	2014	2013
	(unaudited)	(unaudited)
	(In thousands, except per share data)
Research and development expenses	$1,502	$454
General and administrative expenses	633	139
Capital Loss	-	10
Operating loss	2,135	603
Financial expenses, net	26	4
Operating loss post-finance expense & other income, net	2,161	607
Net loss	$2,161	$607
Loss per share	$0.27	$0.12

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Research and Development Expenses

Our research and development expenses amounted to $1.5 million during the quarter ended March 31, 2014, representing an increase of $1.0 million, or 231%, as compared to such expenses for the comparable prior year period. This increase primarily resulted from an increase in research and development subcontractor expenses in connection with aramchol’s clinical development program of $900,000.

General and Administrative Expenses

Our general and administrative expenses amounted to $633,000 during the year ended March 31, 2014, representing an increase of $494,000, or 355%, as compared to such expenses for the comparable prior year period. This increase primarily resulted from an increase in salaries and benefits as a result of non-cash stock-based compensation to employees of $208,000 and a one-time bonus expense of $200,000.

Operating Loss

As a result of the foregoing research and development and general and administrative expenses, as well as our failure to generate operating revenues since our inception, for the quarter ended March 31, 2014 our operating loss was $2.1 million, representing an increase of $1.5 million, or 254%, as compared to our operating loss for the comparable prior year period. This increase primarily resulted from an increase in our research and development subcontractor expenses, as set forth above, and an increase in our general and administrative expenses, including an increase in salaries and our benefits expense resulting primarily from the non-cash, stock-based compensation granted to employees and the one-time bonus expense, as set forth above.

Financial Expense, Net

Our financial expense amounted to $26,000 during the quarter ended March 31, 2014, representing an increase of $22,000, or 550%, as compared to such expenses for the comparable prior year period. The increase resulted from an increase in the variance of currency exchange rates of $22,000.

Net Loss

As a result of the foregoing research and development and general and administrative expenses, as well as our failure to generate revenues from operations since our inception, for the quarter ended March 31, 2014 our net loss was $2.2 million, representing an increase of $1.6 million, or 256%, as compared to our net loss for the comparable prior year period.

Liquidity and Capital Resources

Overview

We have incurred substantial losses since our inception. As of March 31, 2014, we had an accumulated deficit of approximately $29.8 million and positive working capital (current assets less current liabilities) of $38.4 million. We expect that losses will continue for the foreseeable future.

As of March 31, 2014, we had cash and cash equivalents of $39.8 million as compared to $258,000 as of December 31, 2013. This increase of $39.5 million is primarily due to net proceeds from our initial public offering of approximately $39.9 million.

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We had negative cash flow from operating activities of $2.2 million for the quarter ended March 31, 2014 as compared to a negative cash flow from operating activities of $451,000 for the quarter ended March 31, 2013. The negative cash flow from operating activities for the quarter ended March 31, 2014 is mainly attributable to our net loss of $2.2 million, a decrease in accounts payable of $333,000 and an increase in accounts receivable of $61,000.

We had negative cash flow from investing activities of $7,000 for the quarter ended March 31, 2014 as compared to a positive cash flow from investing activities of $11,000 for the quarter ended March 31, 2013. The negative cash flow from investing activities for the quarter ended March 31, 2014 was due to the purchase of equipment, while the positive cash flow from investing activities for the quarter ended March 31, 2013 was due to the proceeds from the sale of equipment in the amount of $16,000 less the purchase of equipment in the amount of $5,000.

We had positive cash flow from financing activities of $41.9 million for the quarter ended March 31, 2014 as compared to a negative cash flow from financing activities of $20,000 for the quarter ended March 31, 2013. The positive cash flow from financing activities for the quarter ended March 31, 2014 was primarily due to the issuance of our ordinary shares in our initial public offering for net proceeds of approximately $39.9 million and the issuance of our ordinary shares in the amount of $2.0 million in a financing round we completed in February 2014, prior to the consummation of the initial public offering. The negative cash flow from financing activities for the quarter ended March 31, 2013 was due to the repayment of a short-term loan from a bank in the amount of $20,000.

We believe that our existing cash resources and the net proceeds from our initial public offering will be sufficient to fund our projected cash requirements approximately through 2017. Nevertheless, we will require significant additional financing in the future to fund our operations if and when we progress into Phase III trials of aramchol and clinical trials for other indications, obtain regulatory approval of aramchol and commercialize the drug.

Trend Information

We are a development stage company and it is not possible for us to predict with any degree of accuracy the outcome of our research, development or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any significant trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Quantitative and Qualitative Disclosures About Market Risk

As a “smaller reporting company”, we have elected not to provide qualitative or quantitative disclosures about market risk at this time.

Controls and Procedures

As a “foreign private issuer”, we are only required to conduct the evaluations required by Rules 13a-15(b) and 13a-15(d) of the Exchange Act as of the end of each fiscal year and therefore have elected not to provide disclosure regarding such evaluations at this time.

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OTHER INFORMATION

Use of Proceeds

On March 18, 2014, we completed our initial public offering of 3,263,010 ordinary shares at a public offering price of $13.50 per share, which included 425,610 ordinary shares issued upon the exercise in full of the underwriters’ option to purchase additional ordinary shares to cover over-allotments, for aggregate gross proceeds of approximately $44.1 million. Maxim Group LLC acted as sole book-running manager of the offering, and MLV & Co. and Feltl and Company acted as co-managers of the offering. The offer and sale of all of the shares in the offering were registered under the Securities Act pursuant to a registration statement on Form F-1, which was declared effective on March 12, 2014 (File No. 333-193792), and a registration statement on Form F-1 filed pursuant to Rule 462(b) of the Securities Act (File No. 333-194526).

We received aggregate net proceeds from the offering of approximately $39.9 million, after deducting approximately $3.1 million of underwriting discounts and commissions and approximately $1.1 million of estimated offering expenses directly payable by us. None of the underwriting discounts and commissions or other offering expenses were incurred or paid to our directors or officers or their associates or to persons owning ten percent or more of our ordinary shares or to any of our affiliates.

As of March 31, 2014, the net proceeds from our initial public offering were invested in a variety of capital preservation investments, including short-term, investment grade, interest bearing instruments such as corporate debt securities, and certain short-term money market investments. We have broad discretion in the use of the net proceeds from our initial public offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our ordinary shares.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: May 14, 2014	By:	/s/ Allen Baharaff
Allen Baharaff
Chief Executive Officer

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